UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40416

Nouveau Monde Graphite Inc.
(Translation of registrant's name into English)

481 rue Brassard
Saint-Michel-des-Saints, Quebec
Canada J0K 3B0
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT TO BE FILED AS PART OF THIS FORM 6-K

99.1	Press Release dated December 1, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nouveau Monde Graphite Inc.
(Registrant)

Date: December 1, 2022	/s/ Charles-Olivier Tarte
Charles-Olivier Tarte
Chief Financial Officer